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20004174

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West Main Street
(No. and Street)

St. Clairsville	OH	43950
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rose L. Wilson (304)-905-7215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rose L. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesBanco Securities, Inc., as of December, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & Managing Director - Compliance

Title

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SUSAN R. CLARK
1 Bank Plaza
Wheeling, West Virginia 26003
My Commission Expires July 23, 2023

Notary Public Susan Clark

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)
December 31, 2019
With Report of Independent Registered Public Accounting Firm

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2019

Contents

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WesBanco Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

February 28, 2020

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To Board of Directors and Management of WesBanco Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WesBanco Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2020

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2019

Assets		
Cash (restricted $100,000)	$	2,135,372
Commission receivables		577,107
Intangible assets (net of accumulated amortization of $650,329)		12,751
Deferred tax assets		80,313
Prepaid expenses		125,305
Fixed assets (net of accumulated depreciation of $52,413)		19,261
Other assets		54,658
Total assets	$	3,004,767
Liabilities and shareholders' equity		
Liabilities:		
Accounts payable to affiliate	$	699,761
Commission payable to affiliate		207,247
Other liabilities		123,069
Total liabilities		1,030,077
Shareholders' equity:		
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		1,775,533
Retained earnings		199,057
Total shareholders' equity		1,974,690
Total liabilities and shareholders' equity	$	3,004,767

See Notes to Statement of Financial Condition.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

1. Organization

Wesbanco Securities, Inc. (the "Company") is a wholly-owned subsidiary of Wesbanco, Inc. (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Association ("SIPC").

The Company offers financial planning, wealth management, individual retirement account ("IRA") and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statement includes the accounts of the Company. The statement has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In preparing the Financial Statement, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statement and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statement.

Cash

Cash is held at an affiliate of the Company, Wesbanco Bank, Inc. (the "Bank") and with the clearing agent, Pershing, LLC ("Pershing"), of which $100,000 is restricted.

Current Expected Credit Losses

In September 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, "Financial Instruments – Credit Losses (Topic 326)," which will require entities to use a new forward-looking "expected loss" model also referred to as the current expected credit loss model ("CECL") on trade and other receivables, held-to-maturity debt securities, loans and other instruments that generally will result in the earlier recognition of allowances for credit losses. Entities will have to disclose significantly more information, including information they use to track credit quality by year of origination for most financing receivables. In April 2019, the FASB issued ASU 2019-04, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments" and in May 2019 the FASB issued ASU 2019-05, "Financial Instruments – Credit Losses (Topic 326), Targeted Transition Relief. Public business entities must apply the

new requirements for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, which for the Company will be effective for the fiscal year beginning January 1, 2020. Early adoption was permitted for fiscal years beginning after December 15, 2018. The adoption of this accounting standard is expected to have no impact on the Company's financial statements, as all of the Company's trade receivables are short-term and are written off if deemed uncollectible after 120 days. In addition, a cancellation reserve is established at year end to cover any commission chargebacks, which is located in the other liabilities line of the balance sheet.

Commission Receivables

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through Pershing. Other accounts are opened directly with an insurance and/or mutual fund company. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured. A cancellation reserve totaling $52,453 has been recorded as of December 31, 2019 to cover any commission cancellations or chargebacks occurring in 2020 for 2019 activity. This reserve is an estimate and has been calculated based on commission reversal probabilities and recent commission reversal activity. This reserve is located within other liabilities on the statement of financial condition.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment.

Leases

In February 2016, the FASB issued ASU 2016-02, which establishes a right-of-use ("ROU") model that will require a lessee to recognize a ROU asset and a lease liability on the balance sheet for all leases with terms longer than one year and requires disclosure of key information about leasing arrangements. The principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases were not previously recognized in the balance sheet. Public business entities were required to apply the new requirements for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In January 2018, the FASB issued ASU 2018-01, which allows entities the option to apply the provisions of the new lease guidance at the effective date without adjusting the comparative periods presented. In July 2018, the FASB issued ASU 2018-10, which provides narrow-scope improvements to the lease standard. The Company adopted the pronouncements as of January 1, 2019. The Company's leases are all intercompany and have terms of less than one year, thus there was no impact on the Company's Financial Statement.

Intangible Asset

The Company recognized in 2009 an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage office in the Columbus, Ohio market area. The customer lists have finite lives and are amortized on a sum-of-the-years-digits basis over 12 years. Intangible assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset with a finite useful life is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the fair value of the asset. There were no events or changes in circumstances indicating impairment of the customer lists as of December 31, 2019.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis. The Company did not have any uncertain tax positions at December 31, 2019.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $1,140,713 which was $1,072,041 in excess of its required net capital of $68,672.

4. Income Taxes

The Company has recorded a net deferred tax asset of $80,313 resulting from the timing of deductions for depreciation of fixed assets and customer list intangibles. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

The Company is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. The Company is no longer subject to any income tax examinations for years prior to 2016.

5. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, and taxes, bonus payable, commission payable, salaries and benefits payable, and stock compensation payable to the Bank. These transactions are calculated and recorded at the Company, and the Company utilizes the Bank to make the payments. Due to this arrangement, at December 31, 2019, the Company had net payables to the Bank for taxes of $259,415, bonuses of $42,141, commissions of $207,247, salaries and benefits of $274,420, other compensation of $70,725, and other payables totaling $53,060. The Company had cash on hand held at the Bank in a checking account totaling $298,608 at December 31, 2019. All tax and employee compensation related payments are made by the Bank and are reimbursed to the Bank monthly by the Company.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business. In addition, the Company earns commissions from WesMark Funds, a series of SEC registered mutual funds that are managed by the Bank as investment advisor.

6. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2018, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2019, the cash held in two Pershing accounts consisted of non-restricted funds totaling $1,727,981 and the clearing deposit of $100,000 for a total of $1,827,981.